EXHIBIT 99.1

POET Technologies Streamlines Organization and Makes Key Appointments

SAN JOSE, Calif., Jan. 16, 2017 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX Venture:PTK), a developer of opto-electronic fabrication processes for the semiconductor industry, today announced organizational changes to streamline the executive roles and operations of the consolidated organization, including a realignment of management responsibilities and key new appointments.

The acquisition of DenseLight on May 11, 2016 was undertaken for many strategic reasons including: to expand the Company’s development facilities and capability; secure internal fab capacity; facilitate customer engagements across multiple product lines; and access established distribution channels. As part of ongoing integration efforts over the past seven months, both POET and newly hired DenseLight executives have been conducting a strategic review of the organizational, functional and operational structure of the DenseLight fab. In support of management’s effort to streamline the consolidated organization as well as further leverage its DenseLight subsidiary, the Company has made the following appointments:

  Rajan Rajgopal as President and General Manager of DenseLight, replacing Jerry Rodriguez who has resigned from the position effective January 23, 2017. Rodriguez will remain on the DenseLight Board and continue to act as an important advocate for POET Technologies. Rajgopal is a seasoned semiconductor executive with senior previous roles at top multi-national leaders such as Micron, GLOBALFOUNDRIES and Texas Instruments. He holds an MSEE degree from the University of Maine and a BSEE degree from the University of Texas at Austin.

  Soma Sankaran as DenseLight’s Vice President of Sales for the Asia-Pacific region; current Senior Vice President of Sales and Marketing, Bryan Patmon, will shift his primary focus to sales efforts in Europe and North America. Most recently, Sankaran led sales activity in the South Asia Pacific region for Cree, a leading global innovator of LED lighting, where he successfully identified and penetrated multiple new countries and implemented sustainable long-term growth strategies. Previously, he held numerous sales as well as product and field engineering roles at Avago, Agilent and Hewlett Packard.

  Dr. HaiQun Zheng as Vice President of DenseLight’s Field Application Engineering organization. Dr. Zheng holds 20 years of experience in opto-electronics research, engineering and sales, including new product introductions, production planning, inventory management as well as supply-chain management. He is exceptionally qualified to oversee the Company’s critical applications engineering initiative.

  Patrick Thong as DenseLight’s Vice President of Operations and reporting to President, Rajan Rajgopal. Thong brings more than two decades of experience in semiconductor fab operations, including plant operations, new-product initiatives, technology development, supply chain management, logistics as well as strategic sourcing. He has specific experience in end-to-end manufacturing – starting from new product introductions to pilot-runs, and ultimately full-scale production and contract manufacturing.

Also in support of consolidating the Company’s operations and product development efforts and to achieve greater cost efficiencies, organizational changes have been taken to streamline the Company’s leadership team and conserve cash resources.

POET’s Chief Operating Officer (COO), Dr. Subhash Deshmukh, resigned effective January 13, 2017 and will assume a new part-time role as special advisor to the CEO where he is expected to drive and lead special projects for the Company. POET’s Chief Financial Officer (CFO), Thomas Mika, will fill the position Dr. Deshmukh previously held on DenseLight’s Board of Directors. The resulting vacancy in the COO position is not expected to be filled, as the Company’s staff in Singapore will perform the various facets of this role in close coordination with Mr. Mika.

Also effective as of January 13, the position of Corporate Chief Technology Officer (CTO), previously held by Daniel Desimone, has been eliminated.  Consequently, Desimone is no longer with the Company, and the role of CTO will be assumed by POET’s Chief Executive Officer (CEO), Dr. Suresh Venkatesan, who is intimately familiar with and had already been overseeing POET’s technological development and product roadmap.

POET’s CEO Dr. Venkatesan commented, “As part of the ongoing integration of our DenseLight subsidiary, we’ve continued to carefully evaluate the organizational, functional and operational elements of the business. With these realignment actions, we are significantly streamlining the consolidated organization in order to maximize the efficiency and productivity of our commercial platform. The individuals we’ve appointed bring tremendous depth of experience to POET. Collectively, they meaningfully enhance our existing product development and sales efforts, while also helping to ensure that we fully capitalize on the value of our fab and POET’s international operations.”

Finally, as part of the announced realignment, POET is formally dissolving the Company’s Technology Roadmap Advisory Board (TRAB), which was originally established specifically to monitor its critical “lab to fab” transition program.  POET management believes this oversight committee is no longer necessary following the addition of critical technologically-centered staff through both the DenseLight and BB Photonics acquisitions, as well as with recently hired new executives. The members of the TRAB will remain available to offer support and informal guidance to POET’s internal management committees.

Grant of Options
The Company also announced the granting of incentive stock options under the Company’s stock option plan to Thomas Mika, effective January 16, 2017. The grant consists of the right to purchase up to an aggregate of 500,000 common shares. All of these options are exercisable at CAD$0.385 per share. The options vest in stages over a period starting on January 16, 2018 and ending January 16, 2021.  The options were granted subject to provisions of the Company’s stock option plan, which was approved by shareholders on July 7, 2016 and are subject to the TSX Venture Exchange policies and applicable securities laws.

About POET Technologies Inc.
POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions. POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components. More information may be obtained at www.poet-technologies.com.

Shareholder Contact:
Shelton Group
Brett L. Perry
Leanne K. Sievers
sheltonir@sheltongroup.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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